06008090

OMB APPROVAL

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADAMS HARKNESS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(Address)	(City)	(state)	Zip Code)
99 HIGH STREET	BOSTON	MA	02110

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY G. SIHPOL, CHIEF FINANCIAL OFFICER (617) 371-3900

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT ***whose opinion is contained in this Report****

GRANT THORNTON, LLP

(Address)	(City)	(state)	Zip Code)
226 CAUSEWAY STREET	BOSTON	MA	02114

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I JEFFREY G. SIHPOL swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADAMS HARKNESS, INC. as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

"Notary Public"
Joseph L. Ciardi
Commonwealth of Massachusetts
My Commission Expires on Nov. 17, 2011

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

Canaccord Adams Inc. (f/k/a Adams Harkness, Inc.)

December 31, 2005

C O N T E N T S

	Page
Report of Independent Certified Public Accountants	3
Financial Statements	
Statement of Financial Condition	4
Notes to Financial Statements	5

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Shareholder and Board of Directors
Canaccord Adams Inc.

We have audited the accompanying statement of financial condition of Canaccord Adams Inc. (f/k/a Adams Harkness, Inc.), a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc., successor to Adams Harkness Financial Group, Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Boston, Massachusetts
February 24, 2006

226 Causeway Street
Boston MA 02114-2155
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Canaccord Adams Inc.
(f/k/a Adams Harkness, Inc.)

(a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc., successor to Adams Harkness Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 2,758,085
Receivable from customers	15,461,424
Receivable from broker-dealers and clearing organizations	477,619
Other receivables, net of allowance of $40,000	4,429,546
Securities borrowed	10,484,800
Securities owned, at market value	989,115
Deposits with clearing organizations and others	699,845
Notes receivable	291,528
Due from Adams Harkness Financial Group, Inc.	4,468,066
Other assets	242,862
Total assets	$40,302,890
LIABILITIES AND SHAREHOLDER'S EQUITY	
Payable to customers	$10,632,992
Payable to broker-dealers and clearing organizations	16,206
Securities loaned	2,422,800
Securities sold, not yet purchased, at market value	75,578
Accrued compensation and payroll taxes	13,616,738
Accounts payable, accrued expenses and other liabilities	2,546,584
	29,310,898
Subordinated borrowings	512,777
Total liabilities	29,823,675
Commitments and contingencies	
SHAREHOLDER'S EQUITY	
Common stock, $.01 par value; 3,000 shares authorized, issued and outstanding	30
Additional paid-in capital	9,251,385
Unearned compensation	(1,378,381)
Employee stock notes receivable	(795,927)
Retained earnings	3,402,108
Total shareholder's equity	10,479,215
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$40,302,890

The accompanying notes are an integral part of this financial statement.

Canaccord Adams Inc.
(f/k/a Adams Harkness, Inc.)

(a wholly-owned subsidiary of Canaccord Adams (Delaware) Inc.,
successor to Adams Harkness Financial Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2005

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Canaccord Adams Inc., formerly known as Adams Harkness, Inc. (the "Company"), was, at December 31, 2005, a wholly-owned subsidiary of Adams Harkness Financial Group, Inc., ("AHFG"). AHFG was formally known as Adams, Harkness & Hill, Inc. The Company was incorporated on February 26, 2004 in the State of Delaware in connection with a restructuring whereby the broker/dealer and asset management businesses of Adams, Harkness & Hill, Inc. were separated into wholly owned subsidiaries of AHFG: Adams Harkness, Inc. and Adams Harkness Asset Management, Inc., respectively. The restructuring was effective on August 1, 2004. On January 3, 2006, AHFG was acquired by Canaccord Capital Inc. and the Company's name was changed to Canaccord Adams Inc. See Note T - Subsequent Events. The Company is registered as a broker dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"), other exchanges and the Securities Investor Protection Corporation ("SIPC").

The Company provides underwriting, advisory and execution services for a broad range of domestic and international clients. It is also a leading provider of industry focused research to institutional investors.

The Company has established an expense sharing agreement with AHFG, which states that certain expenses will be allocated between companies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Statement of Cash Flows</u>

For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments with original maturities of 90 days or less.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities (including trading securities, legal accruals and asset impairments) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Customers' securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company's proprietary security positions are valued at market with the resulting gains and losses reflected in current operations.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. The Company or its counterparties may terminate these transactions on short notice. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash as collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or returns collateral, as appropriate. As of December 31, 2005, the Company had taken as collateral, under securities borrow agreements, securities with a market value of approximately $9,931,792.

Commission Revenues

Commission revenue includes charges for execution, clearance, and settlement of transactions for customers.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking management fees and sales concessions are recorded on offering date, and underwriting fees are recorded at the time the underwriting is completed and the fees are reasonably determinable.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash Reserves

The Securities and Exchange Commission ("SEC") requires, and the Company maintains, cash balances at financial institutions that are specifically reserved for instances when the customer-related credit balances exceed the customer-related debit balances. As of December 31, 2005, there were no required SEC deposits.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes.*" SFAS No. 109 requires that deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

Advertising Costs

Advertising production costs are expensed when the initial advertisement is run.

New Pronouncements

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of failure to deliver and receive items representing the contract value of securities not delivered or received on settlement date.

Securities failed-to-deliver represent receivables for securities sold that have not been delivered by the Company for which the settlement date has passed. Securities failed-to-receive represent payables for securities purchased that have not been received for which the settlement date has passed.

NOTE D - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash or margin transactions. In margin transactions, the Company extends credit to its customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such collateral is not reflected in the financial statements. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control the risks of these activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels on a daily basis and requires customers to deposit additional collateral, or reduce margined positions, when necessary.

NOTE E - OTHER RECEIVABLES

Other receivables are comprised of trade receivables and investment banking receivables. An allowance of $40,000 is netted against the receivables balance for potential bad debts. This allowance is based on a non-specific reserve method.

NOTE F - SECURITIES OWNED- AND SOLD, NOT YET PURCHASED

As of December 31, 2005, the Company's proprietary trading and investment accounts consisted of the following securities:

	Owned	Sold, But Not Yet Purchased
Corporate equity	$988,860	$75,578
Money market instrument	255	-
	$989,115	$75,578

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices.

NOTE G - EMPLOYEE STOCK NOTES RECEIVABLE

Employee stock notes receivable consists of nonrecourse loans to employees for the purchase of AHFG's stock and are reported as a reduction of shareholder's equity. The notes are due in installments ending February 13, 2009 or upon demand and are collateralized by the stock issued. Interest rates on these notes ranged from zero to 5% per annum. Principle balances due as of December 31, 2005 were $1,087,455.

NOTE H - NOTES RECEIVABLE

Notes receivable consists of nonrecourse loans to employees. The notes are due in installments ending February 13, 2009 or upon demand. Interest rates on these notes ranged from zero to 5% per annum.

NOTE I - DUE FROM AFFILIATES

Due from affiliates represents inter-company allocations associated with the expense sharing agreement between the Company and AHFG. These balances represent expenses paid on behalf of an affiliated company that are owed back to the Company. These balances are settled by the transfer of cash on a monthly basis.

NOTE J - SUBORDINATED BORROWINGS

The lenders have under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the appropriate Designated Examination Authority and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2005, the Company repaid $670,886 of subordinated borrowings reducing the total debt to $512,777 which matured on January 1, 2006. The interest rate on these borrowings is the broker call interest rate (4% at December 31, 2005) plus 1%, payable semi-annually.

NOTE K - COMMON STOCK

Common Stock

The common stock authorized and outstanding at December 31, 2005 is voting common stock, of which 100% were owned by AHFG at December 31, 2005.

Restricted Stock

AHFG has issued shares of restricted common stock to employees. The restricted stock vests over a period of three years from the grant date and carries all the voting rights of non-restricted common stock. The related non-cash compensation expense is amortized using the straight-line method over the vesting period and recorded as compensation expense on the Company's books.

NOTE L - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is currently a party to a Stipulation of Facts and Consent to Penalty (the "Stipulation and Consent") with the New York Stock Exchange ("NYSE") relating to findings made by the NYSE in previous years Financial and Operations and Sales Practice Examinations (the "Examinations"). The Stipulation and Consent requires the payment by the Company of a penalty of $200,000. The Stipulation and Consent was reviewed by an independent Hearing Panel on December 14, 2005 in accordance with the NYSE's standard practices. The Company is currently awaiting the Hearing Panel's approval on the Stipulation and Consent. Once approved, the company will be required to pay the penalty referenced above. The full amount of the aforementioned penalty has been accrued for as of December 31, 2005.

Class Action Defendant

The Company is a defendant in a class action law suit involving approximately forty investment banking firms that acted as underwriters in public offerings of securities. The suit claims that the underwriter defendants, including the Company, engaged in certain manipulative practices related to the aftermarket trading prices of recently completed pubic offerings. The Company did not act as a book-running manager in any of these offerings. The Company denies all of the allegations in the suit and is currently defending the case as a member of defendant group. Any potential liability related to this case cannot currently be quantified. Management believes, based on currently available information, the result of this proceeding will not have a material adverse effect on the Company's financial position.

NOTE M - RELATED PARTY TRANSACTIONS

Pursuant to an Expense Sharing Agreement, the Company has entered into an agreement with AHFG whereby rent, depreciation, marketing, telecommunications, professional services and other miscellaneous expenses are allocated. Both the Company and AHFG also shared employees. All of the aforementioned expenses are reimbursed by each company on a monthly basis.

NOTE N - RETIREMENT PLAN

The Company maintains a qualified deferred compensation plan arrangement under Internal Revenue Code 401(k) covering substantially all employees (the "Plan"). Participants may contribute, on a pretax basis, up to 60% of their eligible compensation subject to certain aggregate limitations. Participants who are at least the age of 50 may make additional pretax contributions subject to certain aggregate limitations.

NOTE O - INCOME TAXES

As a member of a consolidated group, the expense or benefit from the deferred items of the Company will result in a payable or receivable from the Company's parent corporation. Therefore, any deferred tax assets or liabilities have been reclassified to the intercompany account with the Company's parent corporation. The Company has determined the allocable share of deferred tax assets and liabilities based on a method as if a separate return will be filed for the Company.

The significant components of the Company's deferred tax assets and liabilities are as follows at December 31, 2005:

Deferred tax asset	
Depreciation	$ 486,493
Restricted stock grants	778,221
Unrealized loss on securities	10,442
Total deferred tax asset	1,275,136
Deferred tax liability	
Unrealized gain on securities	134,062
Total deferred tax liability	134,062
Net deferred tax asset	$1,141,074

NOTE O - INCOME TAXES - Continued

Management believes that it is more likely than not the deferred tax assets will be realized.

NOTE P - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the Securities and Exchange Commission's (the "SEC") net capital rules which require the Company to maintain minimum net capital equal to the greater of $1,000,000 or 2% of combined aggregate debit items arising from customer transactions. The New York Stock Exchange may require a member organization to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member organization from expanding its business if its net capital is less than 5% of aggregate debit items.

As of December 31, 2005, net capital of $10,647,283 was 59% of aggregate debit items, and net capital in excess of the minimum required was $9,647,283.

NOTE Q - FORM X-17A-5

A copy of the Company's most recent annual audit report (December 31, 2005) is available for examination at the principal office of the firm and at the regional office of the SEC.

NOTE R - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities activities involve the execution, settlement, and financing of various securities transactions for customers and non-customers. These activities may expose the Company to risk in the event the customers or other counterparties are unable to fulfill their contractual obligations.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE R - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company records customer transactions on a settlement-date basis, generally three days after trade-date. The Company is therefore exposed to risk of loss on customer transactions in the event of the customers' or other counterparties' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss.

NOTE S - MASTER PROMISSORY NOTE

The Company has entered into a borrowing facility with a financial institution for up to $10,000,000 to cover potential liquidity requirements. This Master Promissory Note is an unsecured note and is due upon demand at an interest rate based on the Federal Funds opening asking rate percentage. As of December 31, 2005, the entire facility was available for use by the Company.

NOTE T - SUBSEQUENT EVENTS

On January 3, 2006, the Company's sole shareholder, AHFG, was acquired by Canaccord Capital Inc. ("Canaccord") through a merger with and into Canaccord's wholly-owned subsidiary, AHFG Acquisition Corp., for a combination of cash and Canaccord common shares. Canaccord is a Canadian based broker dealer with global offices across North America and in Europe. The Company's name has been changed, post acquisition, to Canaccord Adams Inc. The surviving corporation in the merger, AHFG Acquisition Corp., changed its name to Canaccord Adams (Delaware) Inc. in connection with the merger.

In February 2006, the Company entered into, and drew upon, a $10 million subordinated loan agreement with its sole shareholder, Canaccord Adams (Delaware) Inc. The loan is for a term of three years and one month from inception. The NASD has approved this subordinated loan as allowable equity in the computation of net capital.